EXHIBIT 99.1

Corporate Activities

October – December 2022

- NOVONIX announced the appointment of Daniel Akerson and Ron Edmonds to Board of Directors – 26 October 2022
- CEO Chris Burns and CFO Nick Liveris participated in the Piper Sandler Battery Summit – 15 November 2022
- Corporate Connect initiated coverage of NOVONIX (ASX: NVX) with a 12-month price target of A$5.76 – 22 November 2022
- CEO Chris Burns and CFO Nick Liveris participated in the OTC Markets' Small Cap Growth Investor Conference – 1 December 2022
- NOVONIX joins Accelerate – Canada's Zero Emission Vehicle Supply Chain Alliance – 16 December 2022
- Launched Sustainability web page with ESG disclosures – 19 December 2022
- A total of $231,000 was paid to directors and their associates for salaries, director fees and superannuation during the quarter ended 31 December 2022
- Cash balance as of 31 December 2022: US$99.04 million

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

5

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 DECEMBER 2022

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
1.	Cash flows from operating activities	2,170	4,096
1.1	Receipts from customers
1.2	Payments for	(1,075)	(2,539)
	a) research and development
	b) product manufacturing and operating costs	(679)	(1,626)
	c) advertising and marketing	(234)	(484)
	d) leased assets	-	-
	e) staff costs	(4,141)	(9,969)
	f) administration and corporate costs	(4,824)	(7,309)
1.3	Dividends received (see note 3)		-
1.4	Interest received	18	18
1.5	Interest and other costs of finance paid	(446)	(898)
1.6	Income taxes paid		-
1.7	Government grants and tax incentives	380	433
1.8	Other (provide details if material)	(4)	1
1.9	Net cash from / (used in) operating activities	(8,835)	(18,279)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
	a) entities
	b) businesses	-	-
	c) property, plant and equipment	(10,725)	(24,440)
	d) investments	-	-
	e) intellectual property	-	-
	f) other non-current assets	(695)	(795)

ASX Listing Rules Appendix 4C (17/07/20) Page

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
2.2	Proceeds from disposal of:	-	-
	a) entities
	b) businesses	-	-
	c) property, plant and equipment	-	-
	d) investments	-	-
	e) intellectual property	-	-
	f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other – Refunds / (payments for security deposits	279	953
2.6	Net cash from / (used in) investing activities	(11,141)	(24,282)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	12
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1)	(8)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(258)	(484)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(84)	(167)
3.10	Net cash from / (used in) financing activities	(343)	(647)

4.	Net increase / (decrease) in cash and cash equivalents for the period	117,468	142,737
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,835)	(18,279)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(11,141)	(24,282)

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(343)	(647)
4.5	Effect of movement in exchange rates on cash held	1,890	(490)
4.6	Cash and cash equivalents at end of period	99,039	99,039

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	99,039	111,006
5.2	Call deposits	-	6,462
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	99,039	117,468

6.	Payments to related parties of the entity and their associates	Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	231
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages, and superannuation.

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	39,078	37,630
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	39,078	37,630

7.5	Unused financing facilities available at quarter end		1,448
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.55%. As at 31 December 2022 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 31 December 2022. The total liability at 31 December 2022 is CAD $4,705,240. Interest rate is variable and is currently 7.55%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 7.05%. As at 31 December 2022 it has been drawn down to CAD$500,000.

• Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$450,000. As at 31 December 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 December 2025.

• Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 December 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 April 2020 and ending 1 March 2026.

• Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 31 December 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.

• Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 31 December 2022 it has been drawn down to $900,000. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.

• On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 31 December 2022. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,835)
8.2	Cash and cash equivalents at quarter end (item 4.6)	99,039
8.3	Unused finance facilities available at quarter end (item 7.5)	1,448
8.4	Total available funding (item 8.2 + item 8.3)	100,487

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	11.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 31 January 2023

Authorised by: By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.